UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-68982

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2022 (MM/DD/YY) AND ENDING 03/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BRASIL PLURAL SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 THIRD AVENUE, SUITE 1702
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	(212) 668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

October 20, 2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Daniel Pedrosa Sousa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BRASIL PLURAL SECURITIES LLC, as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RALPH RODRIGUEZ
Notary Public - State of New York
NO: 01RO6427022
Qualified in Richmond County
My Commission Expires 2/22/2025

Notary Public

Signature:

Title:
CEO/CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brasil Plural Securities, LLC

Financial Statements and Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
For the Period April 1, 2022 to March 31, 2023

Brasil Plural Securities, LLC

For the Period April 1, 2022 to March 31, 2023

Table of Contents

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Brasil Plural Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brasil Plural Securities LLC as of March 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the fiscal year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brasil Plural Securities LLC as of March 31, 2023, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brasil Plural Securities LLC's management. Our responsibility is to express an opinion on Brasil Plural Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brasil Plural Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Brasil Plural Securities LLC's financial statements. The supplemental information is the responsibility of Brasil Plural Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Brasil Plural Securities LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
July 21, 2023

Brasil Plural Securities, LLC

Statement of Financial Condition
As of March 31, 2023

ASSETS		
Cash	$	384,913
Accounts receivable		171,403
Receivable from clearing brokers		1,710,706
Securities owned, at fair value		6,769,438
Due from affiliates		218,001
Operating lease right-of-use assets		222,845
Prepaid expenses and other assets		3,187,657
TOTAL ASSETS	$	12,664,963
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Operating lease liability	$	240,821
Accounts payable and accrued expenses		2,035,161
TOTAL LIABILITES		2,275,982
MEMBER'S EQUITY		10,388,981
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,664,963

The accompanying notes are an integral part of these financial statements.

Brasil Plural Securities, LLC

Statement of Income

For the Period April 1, 2022 to March 31, 2023

REVENUE:	
Commissions	$ 5,340,584
Consulting	1,237,602
Principal transactions	12,283,264
Research	24,032
Interest and other income	528,591
Total Revenue	19,414,073
OPERATING EXPENSES:	
Compensation and benefits	2,816,813
Clearance and exchange fees	664,380
Technology and communications	6,461,217
Occupancy and equipment	287,627
Regulatory fees	58,547
Professional fees	1,806,626
Travel and entertainment	146,023
Other expenses	364,259
Total Expenses	12,605,492
NET INCOME	$ 6,808,581

The accompanying notes are an integral part of these financial statements.

Brasil Plural Securities, LLC

Statement of Changes in Member's Equity
For the Period April 1, 2022 to March 31, 2023

Member's Equity, April 1, 2022	$	8,580,400
Capital distributions		(5,000,000)
Net income		6,808,581
Member's Equity, March 31, 2023	$	10,388,981

The accompanying notes are an integral part of these financial statements.

Brasil Plural Securities, LLC

Statement of Cash Flows

For the Period April 1, 2022 to March 31, 2023

OPERATING ACTIVITIES:	
Net income	$ 6,808,581
Depreciation and amortization	(7,837)
Provision for credit losses	
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in operating assets:	
Increase in prepaid expenses	(2,746,439)
Decrease in accounts receivable	56,456
Decrease in receivables from clearing brokers	2,423,965
Increase in investing activities, at fair value	(6,661,185)
Increase in due from affiliate	(218,001)
Net change in operating liabilities:	
Decrease in operating lease liability	10,662
Increase in accounts payable and accrued expenses	1,151,563
Net Cash Provided by Operating Activities	817,765
FINANCING ACTIVITIES:	
Capital Withdrawal	(5,000,000)
Net cash used in financing activities	(5,000,000)
NET INCREASE IN CASH	(4,182,235)
CASH AT BEGINNING OF PERIOD	4,567,148
CASH AT END OF PERIOD	$ 384,913

Supplemental disclosure of cash flow information

Cash paid during the fiscal year for interest $ 0

Income tax payments $ 0

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Brasil Plural Securities LLC (the "Company"), formerly known as PKBR Securities LLC through September 6, 2012, is a New York City based broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial lndustry Regulatory Authority ("FINRA") and the Securities lnvestor Protection Corporation ("SIPC"). The Company was organized as a Delaware Limited Liability Company on September 9, 2011. Effective July 13, 2015, the Company registered with the Commodities Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA"). Its sole equity Member is Brasil Plural Holdings LLC (the "Member"). The Company's principal activity is to provide executions to institutional investors wishing to invest in the Brazilian marketplace, as well as to provide execution in various Latin American and U.S.-based equity and fixed income markets. The Company generates revenue from commissions earned trading securities in the referenced countries as well as from research distributed by its chaperoned foreign broker-dealers. The Company participates as a securities broker-dealer in riskless principal transactions. The Company is also engaged in proprietary trading. The Company does not carry customer accounts, and has fully-disclosed clearing relationships with lnteractive Brokers, Pershing, Genial Institucional Corretora de Câmbio, Títulose Valores Mobiliários S.A. ("CCTVM"). The Company also introduces securities transactions to other broker-dealers with execution capabilities in select markets. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to balance-sheet risk.

2. Summary of Significant Accounting Policies

Basis of Presentation -The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements have been prepared on the accrual basis of accounting in conformity with GAAP.

Leases - The Company accounts for its leases in accordance with FASB ASC 842. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease or, contains a lease, at inception of a contract or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Credit Risk - The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is subject to any significant credit risk on its cash holdings.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue from contracts with customers is comprised of brokerage commissions, consulting revenues, and research revenues, and investment banking fees. This revenue is recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in reimbursed expenses. The Company never receives amounts in advance of the execution services. At March 31, 2023, there was no deferred revenue.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the fiscal year. Gains or losses resulting from foreign currency transactions are included in net income.

Government and Other Regulation - The Company's business is subject to significant regulation by both government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulators to determine whether or not the Company is conducting and reporting its operations in accordance with the applicable requirements.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is a single member, limited liability company and is therefore a disregarded entity for tax purposes. The Parent Company, the sole member of the Company, files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions inclusive of the Company's assets, liabilities, income and expenses. The Parent Company is a limited liability company electing to be treated as a C-corp for tax purposes. Accordingly, no provision has been made for U.S. federal or New York State income taxes since, as a partnership, taxable income or losses are reported by the partners. No provision has been made for the New York City unincorporated business tax liability, attributed to the Company, which is payable by the Holding Company, its sole member, responsible for these taxes.

3. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2023:

	Fair Value Measurement at March 31, 2023			
Description	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Un-observable Inputs (Level 3)**
Foreign Gov't. Bonds	$ 1,894,559			$ 1,894,559
Corporate Bonds	2,047	$ 2,047		
U.S. Treasury Securities	4,760,841	4,760,841		
Securities not readily marketable	108,692			108,692
Stocks and Warrants	3,299	3,299		
Total	**$ 6,769,438**	**$ 4,766,187**	**$ -**	**$ 2,003,251**

4. Revenue from Contracts with Customers

Significant Judgments

Revenues from contracts with customers includes commissions, consulting, research, and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Brokerage commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date since that is when the underlying financial instrument or purchaser is identified, the pricing and significant terms are agreed upon, and the risks and rewards of ownership of the securities have been transferred to or from the customer.

***Consulting revenues*:** The Company provides consulting services related to systems implementation and support for various financial intermediaries pursuant to customer agreements. Revenues are recognized over time as the customer simultaneously receives and consumes the benefits of the services as they are provided. Invoices are issued and receivables are recorded on a monthly basis in agreement with the terms of the contracts.

Principal Transactions: The company trades ETFs and stocks for its own account. The profit or loss for these firm transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis. Trading gains and losses, which comprise both realized and unrealized gains and losses, are generally presented as one balance, of net gains and losses.

***Research revenues*:** The Company distributes to institutional investors, as defined in Rule 15a-6, research prepared by former affiliated company Genial Institucional CCTVM, a broker-dealer registered in Brazil. At the time research is provided, the Company does not know the amount the customer will elect to pay the Company for the services provided. Therefore, a contractual arrangement only exists once services are provided, and the customer notifies the Company of its intention to pay a certain amount. Revenue is recognized at the point in time on the date the notification is received from the customer as the transaction price is determined, and a receivable is recorded. The Company also provides Rule 15a-6 chaperoning and clearing services for several unaffiliated firms, which may introduce order flow and research distribution through the Company. Broker affiliation fees are recognized over time using the time-elapsed method as the Company determines that the customer simultaneously receives and consumes the benefits of the services as they are provided. Invoices for revenues and reimbursable costs are issued and receivables are recorded on a monthly basis in accordance with the terms of the contract.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements under Regulation 1.17 of The Commodities Exchange Act. Since the Company has greater than $1,000,000, in adjusted net capital, under these provisions, the Company is required to maintain minimum net capital as defined of the higher than $45,000 or the amount net capital required by SEC Rule 15c3-1. At March 31, 2023, the Company had net capital of $4,619,291 which was $4,369,291 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 44%.

6. Related Party Transactions

As of March 31, 2023, the Due from Brasil Plural Holdings account had a balance of $218,001. The amount represents the remaining balance of the Member's allocation of the monthly rent for which payment was advanced by the Company.

7. Indemnifications

In the normal course of its business, The Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, The Company. The maximum potential amount of future payments that The Company could be required to make under these indemnifications cannot be estimated. However, The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that The Company could be required to make under these indemnifications cannot be estimated. However, The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. Commitments and Contingent Liabilities

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit as of March 31, 2023, or during the fiscal year then ended. The Company has issued no guarantees effective March 31, 2023, or during the fiscal year then ended.

Leases

The Company entered into an agreement to lease office space in Chicago, IL, with a lease commencement date of November 1, 2021 and terminating October 31, 2026. The Company's lease terms do not include options to extend or terminate the lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. There is no option to purchase at the end of the lease. The Company has recorded a right-of-use asset for the operating lease for office space in Chicago that is stated at cost less accumulated depreciation, amortization, and impairment with an imputed annual interest rate of 6%.

The Company also entered into an agreement to sublease office space in Miami, Florida. The lease began on February 1, 2023 and will terminate on January 31, 2025. The Company's sublease terms do not include options to extend or terminate the sublease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. There is no option to purchase at the end of the sublease. The Company has recorded a right-of-use asset for the operating lease for office space in Miami that is stated at cost less accumulated depreciation amortization, and impairment with an imputed annual interest rate of 8%.

Maturities of lease liabilities under operating leases as of March 31, 2023 are as follows:

Fiscal year ending March 31:		Total
2024	$	96,672
2025		93,440
2026		42,918
2027		25,331
	$	258,361
Less effects of discounting		(17,540)
Lease liabilities recognized	$	240,821

The Company leases certain office space from its parent. The lease is for a term of 7 years expiring May 31, 2029. The total lease cost associated with this lease for the fiscal year ended March 31, 2023 was $155,260 and is included on the Occupancy and Equipment line on the Statement of Income.

9. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued and has determined that two events which took place that have an impact on its financial statements were withdrawals of $500,000 each, the first one on April 24, 2023 and an early withdrawal on May 25, 2023.

Brasil Plural Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC 1.17
For the Fiscal Year Ended March 31, 2023

SCHEDULE I

MEMBER'S EQUITY	$ 10,388,981
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets	(5,582,358)
TENTATIVE NET CAPITAL	4,806,623
HAIRCUTS:	
Stocks & Warrants	(24,255)
Other	(163,077)
NET CAPITAL	$ 4,619,291
AGGREGATE INDEBTEDNESS:	
Account payable and accrued expenses	$ 2,035,161
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required (greater of $250,000 or 6.67% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 4,369,291
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$ 4,319,291
Percentage of aggregate indebtedness to net capital	44%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2023.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

SCHEDULE II

In accordance with the exemptive provisions of SEC Rule 15c3-3, the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Brasil Plural Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Brasil Plural Securities LLC claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) Brasil Plural Securities LLC stated that Brasil Plural Securities LLC met the identified exemption provisions without exception throughout the most recent fiscal year.

Brasil Plural Securities LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Brasil Plural Securities LLC limits its business activities exclusively to direct subscription-way sale of mutual funds and variable annuities, and Brasil Plural Securities LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Brasil Plural Securities LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Brasil Plural Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Brasil Plural Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
July 21, 2023

Brasil Plural Securities, LLC

Rule 15c3-3 Exemption Report
March 31, 2023

Brasil Plural Securities, LLC, (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15C3-3(k)(2)(ii). The company is a non -carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

(2) The Company claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and variable annuities. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

(3) The company met the identified exemption provisions throughout the most recent fiscal year without exception.

Brasil Plural Securities, LLC

I, Daniel Pedrosa Sousa, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Compliance Officer

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Sole Member of Brasil Plural Securities LLC

In planning and performing our audit of the financial statements of Brasil Plural Securities LLC (the "Company") as of and for the fiscal year ended March 31, 2023, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Controls.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included test of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

(1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above mentioned objectives. Two of the objectives of Internal Control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in Internal Control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's Internal Control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's Internal Control.

Our consideration of Internal Control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal Control that might be material weaknesses. We did not

identify any deficiencies in Internal Control and control activities for safeguarding assets and certain regulated commodity customer or firm assets that we consider to be material weaknesses, as defined above.
We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at March 31, 2023, to meet the CFTC's objectives.

This report is intended solely for the use of the Sole Member, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers, and is not intended to be and should not be used for anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
July 21, 2023